UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39365

Amryt Pharma PLC
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Introductory Note.

As previously announced on January 8, 2023, Amryt Pharma Plc, a public limited company incorporated in England and Wales (“Amryt” or the “Company”), entered into a transaction agreement (as it may be amended, the “Transaction Agreement”) with Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”), pursuant to which Chiesi agreed to acquire the entire issued and to be issued share capital of the Company (the “Transaction”) by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”) under Part 26 of the U.K. Companies Act 2006.

Completion of Acquisition.

On March 31, 2023, the High Court of Justice of England and Wales (the “Court”) sanctioned the Scheme of Arrangement at a hearing convened by the Court. On April 12, 2023 (the “Closing Date”), the Company and Chiesi consummated the Transaction in accordance with the Transaction Agreement and the Scheme of Arrangement. At the effective time of the Scheme of Arrangement (the “Effective Time”):

•	all ordinary shares, par value £0.06 per share, of Amryt (“Amryt Ordinary Shares”) were acquired by Chiesi pursuant to the Scheme of Arrangement;

•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement were, on the terms set out in the Scheme of Arrangement, provided the right to receive for each Amryt Ordinary Share held by them at such time an amount equal to (1) $2.90 in cash plus (2) one Milestone 1 CVR and one Milestone 2 CVR (each as defined below); and

•
accordingly, holders of American Depositary Shares of Amryt, which each represented a beneficial interest in five Amryt Ordinary Shares (“Amryt ADSs”), as of the time that the Scheme of Arrangement became effective were provided the right to receive for each Amryt ADS an amount equal to (1) $14.50 in cash (less a $0.05 per Amryt ADS distribution fee and any other fees and expenses payable by such holders pursuant to the terms of the deposit agreement by and between Amryt and Citibank, N.A., as depositary for the Amryt ADSs (the “Depositary”)) plus (2) five Milestone 1 CVRs and five Milestone 2 CVRs.

At the Effective Time, subject to all required withholding taxes:

•
Pursuant to the Transaction Agreement, all options to purchase Amryt Ordinary Shares or Amryt ADSs, as applicable, (other than the options granted to holders subject to taxes in the Republic of Ireland with an exercise price that was lower than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable (the “Irish Company Options”) and certain options at an exercise price per Amryt ADS of $14.68 (the “Specified Company Options”)), vested in full and were automatically canceled and converted into a right to receive, (i) a cash payment equal to the “in-the-money” value of the option based on the value of the cash consideration to which holders of Amryt Ordinary Shares or Amryt ADSs were entitled; and (ii) the same CVRs (as defined below) to which holders of Amryt Ordinary Shares or Amryt ADSs were entitled; and any such options which were “out-of-money” were automatically canceled without any payment. Each Specified Company Option became fully vested and was canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Company Option and the payment in respect thereof was reduced by an amount equal to the excess of the exercise price over the per Amryt ADS cash consideration payable to holders of Amryt ADSs. In addition, each Irish Company Option became fully vested and each holder of such option has exercised, or has been deemed to have exercised, their Irish Company Options, within a specified period and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Company Options subject to Amryt ADSs) acquired on exercise were acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Company Options not exercised or deemed to have been exercised within the specified period lapsed and ceased to be exercisable in accordance with their terms.

•
All time-based restricted stock units with respect to Amryt Ordinary Shares or Amryt ADSs, as applicable, that were outstanding immediately prior to the Effective Time (the “Company RSUs”) (other than the Company RSUs granted to holders subject to taxes in the Republic of Ireland (the “Irish Company RSUs”)) became fully vested and were canceled and converted into the right to receive at the Effective Time the same cash payment and CVRs to which holders of Amryt Ordinary Shares or Amryt ADSs were entitled; and the Irish Company RSUs that were outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), conditional upon the sanction of the Court of the Scheme of Arrangement, became fully vested, and holders of such Irish Company RSUs received the corresponding number of Amryt Ordinary Shares (and if any Irish Company RSUs were subject to Amryt ADSs, received the corresponding number of Amryt Ordinary Shares at a conversion ratio of one Amryt ADS to five Amryt Ordinary Shares), and such Amryt Ordinary Shares were acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.

•
All performance-based restricted stock units with respect to Amryt Ordinary Shares that were outstanding immediately prior to the Effective Time (the “Company PSUs”) (other than the Company PSUs granted to holders subject to taxes in the Republic of Ireland (the “Irish Company PSUs”)) became vested in respect of 150% of the number of Amryt Ordinary Shares subject to such Company PSUs, pursuant to the terms of such Company PSUs and were canceled and converted into the right to receive the same cash payment and CVRs to which holders of Amryt Ordinary Shares were entitled; and the Irish Company PSUs that were outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), conditional upon the sanction of the Court to the Scheme of Arrangement, became vested in respect of 150% of the number of Amryt Ordinary Shares subject to such Irish Company PSUs, pursuant to the terms of such Irish Company PSUs, and holders of such Irish Company PSUs received the corresponding number of Amryt Ordinary Shares, and such Amryt Ordinary Shares were acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.

CVR Agreement.

Pursuant to the CVR Agreement, at the Effective Time, the Company issued to each holder of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement (including the Depositary for onward delivery to the registered holders of Amryt ADSs) (i) a contractual contingent value right representing the right to receive $0.20 in cash upon approval issued by the U.S. Food and Drug Administration (the “FDA”) for Filsuvez®, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication), on or prior to December 31, 2024 (the “Milestone 1 CVR”) and (ii) a contractual contingent value right representing the right to receive $0.30 in cash upon the successful receipt of a Priority Review Voucher from the FDA on or prior to December 31, 2024 (or, if Milestone 1 is achieved during December 2024, January 31, 2025) (the “Milestone 2 CVR” and, together with the Milestone 1 CVR, the “CVRs”).

Pursuant to the Transaction Agreement, Chiesi and Computershare Inc. (together with its affiliate, the “Rights Agent”) entered into a Contingent Value Rights Agreement (the “CVR Agreement”) on April 12, 2023, governing the terms of the CVRs issued and to be issued in connection with the Transaction, including under the Scheme of Arrangement, the Exchange Agreement (as defined below) and the Indenture (as defined below).

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Exchange Agreement.

On April 12, 2023, Amryt Pharmaceuticals, Inc. (“Amryt Pharmaceuticals”), a subsidiary of the Company, and Chiesi entered into certain Exchange Agreements (collectively, the “Exchange Agreement”) with certain investors party to such Exchange Agreements, pursuant to which such investors have agreed to exchange (the “Exchange”) certain 5.00% senior secured convertible notes of the Company due 2025 (the “Convertible Notes”) for cash consideration, including all accrued and unpaid interest thereon, and CVRs. Other than accrued and unpaid interest, the consideration paid to such investors was equal to the consideration that would otherwise have been payable to such investors if they duly converted their Convertible Notes after the Effective Time in accordance with the Indenture. The Exchange is expected to close on or about April 12, 2023, subject to customary closing conditions for a transaction of this type. After giving effect to the Exchange, only approximately $715,357 aggregate principal amount of the Convertible Notes will remain outstanding.

Supplemental Indenture.

On April 12, 2023, the Company, Amryt Pharmaceuticals, the other guarantors party thereto, Chiesi, and GLAS Trust Company LLC (the “Trustee”) entered into that certain Ninth Supplemental Indenture (the “Supplemental Indenture”) to the Indenture dated as of September 24, 2019 (as supplemented, the “Indenture”) by and among Amryt Pharmaceuticals, the guarantors party thereto, and Trustee pursuant to which Amryt Pharmaceuticals issued the Convertible Notes in the initial aggregate principal amount of $125,000,000.

Pursuant to the terms of the Indenture, the Supplemental Indenture is required to be entered into in connection with the Transaction. The Supplemental Indenture provides that, from and after giving effect to any adjustments as a result of the related Make-Whole Fundamental Change (as defined in the Indenture), the Conversion Consideration (as defined in the Indenture) due upon conversion of any $1,000 principal amount of Convertible Notes shall be changed into a right to convert such principal amount of Convertible Notes into the number of Reference Property Units (as defined in the Supplemental Indenture) that a holder of a number of Amryt Ordinary Shares equal to the Conversion Rate (as defined in the Indenture) in effect on the applicable Conversion Date (as defined in the Indenture) would be entitled to receive.

The foregoing description of the Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Supplemental Indenture. A copy of the Indenture was filed as Exhibit 10.6 to the registration statement on Form F-1 filed by the Company on June 23, 2020, and a copy of the Supplemental Indenture is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Termination of a Material Definitive Agreement.

In connection with the closing of the Transaction, Amryt Pharmaceuticals will repay in full all amounts due and owing, and terminate all commitments and obligations under, that certain Credit Agreement, dated as of February 18, 2022 (as amended, supplemented, or otherwise modified from time to time, the “Credit Agreement”), by and among the Company, Amryt Pharmaceuticals, Ares Capital Corporation, as administrative agent and collateral agent (in such capacities, the “Administrative Agent”), and the other parties thereto. The payment to the Administrative Agent, on behalf of the lenders party to the Credit Agreement, will be approximately $111,000,000, which includes payoff amounts for principal, interest, fees, and other items. The Company and its subsidiaries (or the Administrative Agent at their direction) will also enter into, or otherwise file or cause to be filed, certain other release and termination documentation to discharge the Administrative Agent’s security interest over certain assets of the Company and such subsidiaries.

Notice of Delisting.

In connection with the consummation of the Transaction, the trading of the Amryt ADSs was halted at 8:00 p.m. EDT on April 11, 2023 and the Company requested that the Nasdaq Global Select Market (“Nasdaq”) suspend trading of Amryt ADSs (Nasdaq: AMYT) (which suspension was granted effective prior to the open of business on April 13, 2023) and file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister Amryt ADSs under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, Amryt ADSs will no longer be listed on Nasdaq. In addition, the Company intends to file with the SEC a certification on Form 15F requesting that its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Departure of Directors.

Pursuant to the Transaction Agreement, on the Closing Date, each of the directors of the Company resigned from the board of directors of the Company.

Press Release.

On April 12, 2023, the Company and Chiesi issued a joint press release announcing the completion of the Transaction. A copy of the press release is attached hereto as Exhibit 99.4 to this report and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma Plc

	By:	/s/ Rory Nealon
	Name:	Rory Nealon
	Title:	Chief Financial Officer

Date: April 12, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1
Transaction Agreement, dated as of January 8, 2023, by and between the Company and Chiesi (incorporated herein by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K dated January 9, 2023 (SEC File No. 001-39365)).

99.2	Contingent Value Rights Agreement, dated as of April 12, 2023, by and between Chiesi and the Rights Agent.
99.3	Ninth Supplemental Indenture, dated as of April 12, 2023, by and between the Company, Amryt Pharmaceuticals, the other guarantors party thereto, Chiesi, and GLAS Trust Company LLC.
99.4	Joint Press Release of the Company and Chiesi, dated April 12, 2023.